

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2022

David Rosenthal
Partner
Dechert LLP
3 Bryant Park
1095 Avenue of the Americas
New York, NY 10036-6797

> **Re: Diffusion Pharmaceuticals Inc.**
> **PREC14A**
> **Filed November 18, 2022**
> **File No. 001-37942**

Dear David Rosenthal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in your proxy statement.

Preliminary Proxy Statement on Schedule 14A

Cover Page

1.  We note the statement at the bottom of the cover page of the proxy statement, to the effect that shareholders can consent to electronic delivery of proxy materials on the proxy card. However, we are unable to locate the referenced instructions on the form of proxy.  Please advise or revise.

General Information About the Annual Meeting and Voting
How will my shares be voted?, page 5

2.  We note your statement on the proxy card that "if you mark a vote 'FOR' with respect to fewer than six nominees, your shares will be voted 'FOR' those nominees as you instructed and any remaining votes will be allocated to the Company's nominees for

director in the proxyholders' discretion." We also note the disclosure on page 6 of the proxy statement that states if an undervote occurs "your shares will only be voted 'FOR' those nominees you have so marked and any remaining votes on Proposal No.1 shall not be voted and will have the same effect as a vote to 'WITHOLD' for the other nominees." These statements are inconsistent. Please clarify. To the extent that you seek to use your discretion to allocate votes to the Company's nominees, describe with reasonable specificity how you will exercise your discretion in determining how to allocate those votes.

Additional Information Regarding Proposal 1 Voting, page 8

3. We note the statement that the "only way to support your Board's nominees is to vote 'FOR ALL' your Board's nominees on the WHITE proxy card." However, we note your card does not have a "FOR ALL" option as permitted under Rule 14a-19(f). Please revise the disclosure accordingly.

Stockholder Proposals for 2023 Annual Meeting and Director Nominations, page 39

4. Include the disclosure required by Rule 14a-5(e)(4) regarding the deadline to provide notice of solicitation of proxies pursuant to Rule 14a-19 for Diffusion's next annual meeting.

Proxy Card, page 40

5. Please revise to identify the dissident nominee as John Ziegler MD as disclosed in the dissident's DFAN14A filed on November 17, 2022. See Rule 14a-19(e)(1).

6. See our comment above. We note your disclosure here that "If you mark a vote 'FOR' with respect to fewer than six nominees, your shares will be voted by the named proxies as you instructed with respect to those nominees." However, on Proposal 1, you state that "if you mark a vote 'FOR' with respect to fewer than six nominees, your shares will be voted 'FOR' those nominees as you instructed and any remaining votes will be allocated to the Company's nominees for director in the proxyholders' discretion." Please revise to clarify these inconsistent statements and to describe how under votes will be allocated. Your revised disclosure should clarify that the Company will not exercise discretion where a shareholder marks "WITHHOLD" for nominees, even if that shareholder votes "FOR" fewer than six nominees.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions